SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

     In the Matter of                                              CERTIFICATE
  Cinergy Corp., et al.                                                OF
    File No. 70-9577                                              NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's orders dated June 23, 2000 and May 18, 2001 in the above docket, HCAR Nos. 27190 and 27140 (the "Cinergy Financing Orders"). This certificate reports activity for the calendar quarter ended September 30, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the Cinergy Financing Orders.


1. Pursuant to the "EWG/FUCO Projects Limit" prescribed in the Cinergy Financing Orders, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At September 30, 2001, (a) Cinergy had "consolidated retained earnings" of $1,236.8 million and therefore an EWG/FUCO Projects Limit of $3,236.8 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $1,320.5 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $1,916.3 million.

2. At September 30, 2001, consolidated debt, cumulative preferred stock, and common equity comprised approximately 62.6%, 0.8% and 36.6%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.   At September 30, 2001, Cinergy's market-to-book ratio was 169%.

4. The Cinergy Financing Orders reserved jurisdiction over the ability of Cinergy to make investments under the Restructuring Limit. Accordingly, there is no activity to report with respect thereto.

5. For the quarter ended September 30, 2001, Cinergy issued $587,000 of common stock and had a net decrease of $383,279,000 in notes payable and other short-term obligations; Cinergy issued $500,000,000 in new long-term debt securities. At September 30, 2001, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.33 billion, a net increase of $1.33 billion over Cinergy's total capitalization at December 31, 1999, the benchmark used in the Cinergy Financing Orders, in which the Commission authorized Cinergy to increase its total capitalization by $5,000,000,000. Guarantees issued by Cinergy and outstanding at September 30, 2001 totaled $631 million, leaving remaining Cinergy guarantee authority under the Cinergy Financing Orders of $1.37 billion. Cinergy has met the applicable terms and conditions as specified in Section II of the Cinergy Financing Orders.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended September 30, 2001, aggregate investment by EWG/FUCO Project, growth in retained earnings, net income and revenues of Cinergy's EWG/FUCO Projects.



                                                           S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         November 28, 2001

                                              CINERGY CORP.


                                         By: /s/ Wendy L. Aumiller
                                             Acting Treasurer